SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Kalera Public Limited Company
(Name of Issuer)
Ordinary Shares
G52251 108
(CUSIP Number)
6770
(Primary Standard Industrial
Classification Code Number)
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
Telephone + 353 01 920 1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	G52251 108

1	NAMES OF REPORTING PERSONS Lightrock Growth Fund I S.A., SICAV-RAIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	PLEASE CHECK BOX BELOW IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,381,730[1]
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 2,381,730
	10	SHARED DISPOSITIVE POWER --
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,381,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87%[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO
1 The amount of shares beneficially owned includes 450,000 shares issuable to the filer, to the extent the filer elects to convert at a $10.00/share conversion price, in relation to the Secured Convertible Bridge Promissory Note (as set forth under Item 6 hereof).
2 The percentage used herein is calculated based on 24,127,828 shares outstanding as of July 11, 2022, including 450,000 shares issuable to the filer, to the extent the filer elects to convert at a $10.00/share conversion price, in relation to the Secured Convertible Bridge Promissory Note (as set forth under Item 6 hereof).

Item 1.    Security and Issuer
This Schedule 13D (“Schedule 13D”) relates to the ordinary shares with a nominal value of $0.0001 each (the “Ordinary Shares”) of Kalera Public Limited Company, a public limited company incorporated under the laws of the Republic of Ireland with registered number 606356 (the “Issuer” or “Kalera”). The mailing address of Kalera’s principal executive offices is 10 Earlsfort Terracem Dublin 2, D02 T380, Ireland, and its phone number is + 353 01 920 1000 .
Item 2.    Identity and Background
(a) This Schedule 13D is being filed by Lightrock Growth Fund I S.A., SICAV-RAIF, an investment company with variable capital (société d'investissement à capital variable), organized as an umbrella reserved alternative investment fund (fonds d’investissement alternatif réservé) pursuant to the Luxembourg Law of 23 July 2016 relating to reserved alternative investment funds as amended from time to time (comprised of a single Sub-Fund, Lightrock Growth Fund I S.A., SICAV-RAIF - Lightrock Global Fund), in the form of a public limited liability company (société anonyme), domiciled in the Grand Duchy of Luxembourg (“Lightrock” or the “Reporting Person”).
(b) Registered office of the Reporting Person: c/o Lightrock Growth Fund I S.A., SICAV-RAIF, 8, rue Lou Hemmer, L-1748 Senningerberg, Grand Duchy of Luxembourg.
(c) Lightrock’s principal business is the collective investment of its funds in assets with the aim of spreading investment risks and giving shareholders the benefit of the results of the management of its assets.
(d) During the last five years, Lightrock has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Lightrock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Person, is set forth on Annex A attached hereto.
Item 3.    Source and Amount of Funds or Other Considerations
The Reporting Persons received the shares of Ordinary Shares reported in this Schedule 13D as a result of the closing of the Business Combination (as defined below).
Prior to the Business Combination, Lightrock held an aggregate of 21,345,091 ordinary shares of Kalera AS, a Norwegian limited liability company that was listed on the Oslo Euronext Growth Exchange. On May 31, 2022, Kalera AS merged with its wholly-owned Luxembourg subsidiary Kalera S.A., with Kalera S.A. becoming the surviving entity. As a result of such merger, Lightrock became a shareholder of Kalera S.A., holding 10,672,545 shares.
On June 28, 2022, Kalera consummated a business combination described under a certain business combination agreement dated January 30, 2022 (the “Business Combination”). As part of the Business Combination, Kalera S.A. issued shares to Kalera, Kalera S.A. shares were cancelled and ceased to exist by way of a capital reduction pursuant to the Luxembourg Companies Act (the “Capital Reduction”) and, immediately following that, the shareholders of Kalera S.A., including, for the avoidance of doubt, Lightrock (and except Kalera), received shares in the capital of Kalera as consideration for the Capital Reduction.
As a result of the above, on June 28, 2022, in connection with the closing of the Business Combination, Lightrock received 1,931,730 shares of Kalera, representing 9.04% of the total issued and outstanding share capital of Kalera.
Item 4.    Purpose of Transaction
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.
The Reporting Person acquired the securities described in this Schedule 13D for investment purposes in accordance with its investment objective and policy and intends to monitor its investment in the Issuer during the holding period. Any actions the

Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors according to its investment and monitoring process.
Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may from time to time and at any time in the future, subject to its investment strategy and policy and in accordance with its articles of association as amended, supplemented or restated from time to time (the “Articles”) and the provisions of its offering memorandum as amended or supplemented or substituted from time to time (the “Offering Memorandum”), take such actions with respect to the investment in the Issuer as they deem appropriate, including but not limited to: (i) acquiring additional Ordinary Shares and/or other equity or quasi equity of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise after the Reporting Person’s lock-up period as part of the Business Combination described above expires, as applicable; or (iii) considering, proposing or otherwise engaging in one or more of the actions described in this Schedule 13D or as further set out in the Articles and/or the Offering Memorandum.
Item 5.    Interest in Securities of the Issuer
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.
(a) The Reporting Person (as defined below) beneficially owns an aggregate of 1,931,730 Shares (the “Subject Shares”). The Subject Shares represent approximately 9.04% of the Ordinary Shares issued and outstanding as of as of June 28, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 5, 2022.
Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Person, is set forth on Annex A attached hereto.
(b) Lightrock has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) the Subject Shares.
(c) Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Person has not effected any transactions in the Ordinary Shares.
(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
(e) Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Company Holders Support Agreement
On January 30, 2022, in connection with their entry into the Business Combination Agreement, Agrico and Kalera AS entered into a Company Holders Support Agreement with certain shareholders of Kalera, including Lightrock (such shareholders, the “Major Shareholders”, and such agreement, the “Kalera Holders Support and Lock-Up Agreement”), pursuant to which each Major Shareholder, including Lightrock, agreed (i) to vote all of such Major Shareholder’s Covered Shares (as defined therein) held by them in favor of the approval and adoption of the Business Combination Agreement and the Business Combination, (ii) to not transfer, prior to closing of the Business Combination, any of such Major Shareholder’s Covered Shares, and (iii) to not transfer any shares of Kalera subject to lock-up thereunder until the end of the Lock-up Period (as defined therein).
Secured Convertible Bridge Promissory Note
On March 4, 2022, Kalera AS entered into a secured convertible bridge promissory note (the “Secured Convertible Bridge Promissory Note”) for up to $20,000,000. The lenders initially included certain shareholders of Kalera, including Lightrock, which have collectively committed to lend Kalera $10,000,000 AS under the facility. All unpaid principal, fees, and accrued interest under the Secured Convertible Bridge Promissory Note is due and payable in full one year from the loan funding date of March 8, 2022. Interest is accrued at a payment in kind annual rate of 8%. Each holder, including Lightrock, has the right to convert the outstanding unpaid principal including accrued interest into Ordinary Shares at the conversion price of $10.00 per share under the terms of the agreement. The Secured Convertible Bridge Promissory Note is secured by equity pledges of certain subsidiaries, including Kalera, Inc., Vindara, Inc. and Kalera GmbH, and by all of the assets of Vindara, Inc. and

Kalera GmbH. The obligations under the Secured Convertible Bridge Promissory Note are also guaranteed by Vindara, Inc. and Kalera GmbH. The Secured Convertible Bridge Promissory Note contains customary events of default and related remedies.
Registration Rights Agreement
On June 28, 2022, Kalera entered into a registration rights agreement with Agrico’s sponsor and certain other Kalera shareholders, including Lightrock. The shareholders party thereto are entitled, under certain circumstances, to make up to four demands, excluding short form demands, that Kalera register their securities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the holders have certain “piggy-back” registration rights with respect to certain registrations of securities that Kalera undertakes. The registration of these securities will permit the public resale of such securities. Kalera intends to file and maintain an effective registration statement under the Securities Act covering such securities. Kalera will bear the expenses incurred in connection with the filing of any such registration statements.
A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.
Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.    Material to be Filed as Exhibits

Exhibit Number	Description
1	Kalera Holders Support and Lock-Up Agreement, by and among Kalera AS and the holders party thereto (Incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement of Kalera plc on Form S-4 (File No. 333-264422), filed with the SEC on May 13, 2022).
2	Secured Convertible Bridge Promissory Note (Incorporated by reference to Exhibit 4.7 to Amendment No. 2 to the Registration Statement of Kalera plc on Form S-4 (File No. 333-264422), filed with the SEC on May 13, 2022).
3	Registration Rights Agreement, dated as of June 28, 2022, by and among Agrico’s sponsor and certain Kalera shareholders (Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Kalera plc on July 5, 2022 - File No. 001-41439).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 8, 2022

Lightrock Growth Fund I S.A., SICAV-RAIF

By:	/s/ Claude Radoux

Name:	Claude Radoux
Title:	Director

By:	/s/ Robert Schlachter

Name:	Robert Schlachter
Title:	Director

ANNEX A
CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON
The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
Urs Gähwiler	20 Rietbergstrasse, 9403 Goldach, Switzerland	Director	Swiss
Claude Radoux	1 Place d’Armes, 1136 Luxembourg, Luxembourg	Director	Luxembourg
Robert Schlachter	6 Schützenstrasse, 8808 Pfäffikon, Switzerland	Director	Swiss